Filed pursuant to General Instruction II.L
of Form F-10; File No. 333-142770.
This prospectus supplement, together with the short form base shelf prospectus dated May 23, 2007, to which it relates, as amended or supplemented, and each document deemed to be incorporated by reference into the prospectus, as amended and supplemented, constitutes a public offering of these securities only in the jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.
THIS PROSPECTUS SUPPLEMENT HAS NOT BEEN FILED IN RESPECT OF, DOES NOT QUALIFY AND MAY NOT BE USED IN CONNECTION WITH ANY DISTRIBUTION OF COMMON SHARES IN QUEBEC OR IN ANY OTHER PROVINCE OR TERRITORY OF CANADA AT ANY TIME.
PROSPECTUS SUPPLEMENT NO. 1 DATED MAY 24, 2007
(To the Short Form Base Shelf Prospectus dated May 23, 2007)
Secondary Offering
NEUROCHEM INC.
21,375,968 Common Shares
We previously filed a prospectus relating to the periodic resale of common shares (the “Common Shares”) of Neurochem Inc. (“Neurochem,” the “Company,” or “we”) issuable upon conversion of the Senior Convertible Notes (as defined in the prospectus) and the Junior Convertible Notes (as defined in the prospectus), upon exercise of the Warrants (as defined in the prospectus) and as damages for failure to deliver Common Shares upon conversion of the Senior Convertible Notes and the Junior Convertible Notes, in Canada and the United States by the Selling Shareholders (as defined in the prospectus) during the 25-month period that the short form base shelf prospectus, including any amendments thereto, remains valid. See “Our Business — Recent Developments — Private Placement of Senior Convertible Notes, Junior Convertible Notes and Warrants” in the prospectus. In connection with the private placement of the Notes (as defined in the prospectus) and Warrants, we entered into a Registration Rights Agreement (as defined in the prospectus) with the Selling Shareholders. The Registration Rights Agreement requires us to initially register such number of Common Shares as is equal to 150% of the number of Common Shares issuable upon conversion of the Notes and exercise of the Warrants at the time we file the registration statement of which the prospectus is a part and to thereafter maintain registration of such number of Common Shares as is equal to 135% of the number of Common Shares that may be issuable at any particular time. Because the conversion prices of the Notes and exercise price of the Warrants may be adjusted downward over their respective terms (including to below the US$6.00 minimum conversion prices of the Notes if we should issue other securities at, or with a conversion or exercise price less than, the minimum conversion price), and to avoid having to file any additional registration statement if required, we have elected to register 21,375,968 Common Shares, which is equal to 135% of the number of Common Shares issuable under the Notes, assuming a US$6.00 conversion price of the Notes, and 150% of the number of Common Shares issuable upon exercise of the Warrants. However, if all of the Notes were to be converted and the Warrants exercised as of the date of the prospectus, 12,881,200 Common Shares would be issuable, using a conversion price of US$6.4661 for the Senior Convertible Notes, representing the lesser of US$12.68 and the arithmetic average of the five-day volume-weighted average trading price of the Common Shares immediately preceding the date thereof. Such amount exceeds the amount of Common Shares that we may issue without shareholder approval. See “Risk Factors” and “Our Business — Recent Developments — Private Placement of Senior Convertible Notes, Junior Convertible Notes and Warrants” in the prospectus. Neurochem has agreed in the Registration Rights Agreement to bear all fees and expenses in connection with the registration and sale of the Common Shares by the Selling Shareholders. See “Plan of Distribution” in the prospectus. The Common Shares are listed on The Nasdaq Global Market (“NASDAQ”) under the symbol “NRMX” and on the Toronto Stock Exchange (“TSX”) under the symbol “NRM”.
Certain risk factors should be considered by prospective investors in connection with an investment in the Common Shares. See “Risk Factors” in the prospectus.
Neither the Securities and Exchange Commission of the United States (the “SEC”) nor any state securities regulator has approved, disapproved or otherwise passed upon the Common Shares offered hereby or determined if this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offence.
Neurochem is filing this prospectus supplement in connection with offers and sales in the United States by the Selling Shareholders of up to 21,375,968 Common Shares issuable pursuant to the conversion of US$40 million aggregate principal amount of Senior Convertible Notes, the conversion of US$40 million Junior Convertible Notes, the exercise of Warrants or in connection with Conversion Failure Shares (as defined in the prospectus), as applicable.
Neurochem is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this prospectus supplement in accordance with Canadian disclosure requirements, which are different from those of the United States. Neurochem prepares its consolidated financial statements in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), and they are subject to Canadian auditing and auditor independence standards. They may not be comparable to financial statements prepared in accordance with generally accepted accounting principles of the United States (“US GAAP”). A supplemental Note to Neurochem’s audited consolidated financial statements sets forth the principal differences between Canadian GAAP and US GAAP as they relate to Neurochem’s business.
The ability of United States investors to enforce civil liabilities under United States federal securities laws may be affected adversely because Neurochem is incorporated under the laws of Canada, most of its officers and directors and most of the experts named in this prospectus supplement are Canadian residents, and most of Neurochem’s assets and the assets of said persons are or may be located outside the United States.
All of the Selling Shareholders are incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or reside outside of Canada. Although each of the Selling Shareholders has appointed Goodmans LLP at 250 Yonge Street, Suite 2400, Toronto, Ontario, M5B 2M6, as its agent for service of process in Canada, it may not be possible for investors to collect from the Selling Shareholders judgments obtained in Canadian courts predicated on the civil liability provisions of securities legislation. In the event that the Notes or the Warrants are transferred to a transferee, such transferee, as a selling shareholder will be required to appoint Goodmans LLP at 250 Yonge Street, Suite 2400, Toronto, Ontario, M5B 2M6, or another person based in Canada, as its agent for service of process in Canada.
Owning the Common Shares may subject you to tax consequences both in the United States and Canada. The prospectus may not describe these consequences fully. You should consult your own tax advisor with respect to your own particular circumstances.
No underwriter has been involved in the preparation of this prospectus supplement or performed any review of the contents of this prospectus supplement.

Selling Shareholders
The Common Shares being offered by the Selling Shareholders set forth in the table below are those issuable upon conversion of the Senior Convertible Notes and the Junior Convertible Notes which were issued by the Company pursuant to the Securities Purchase Agreement (as defined in the prospectus), upon exercise of Warrants issued by the Company in connection with that same transaction and the Conversion Failure Shares. For additional information regarding the issuances of those Senior Convertible Notes, Junior Convertible Notes and Warrants, see “Our Business — Recent Developments — Private Placement of Senior Convertible Notes, Junior Convertible Notes and Warrants” in the prospectus. We have registered the Common Shares in order to permit the Selling Shareholders to offer the Common Shares for resale from time to time. Except for (i) the ownership of the Senior Convertible Notes, Junior Convertible Notes and the Warrants issued pursuant to the Securities Purchase Agreement, and (ii) our engagement of Rodman & Renshaw, LLC as placement agent for the private placement of the Notes and Warrants and in connection with the ELOC (as defined in the prospectus), the Selling Shareholders have not had any material relationship with us within the past three years.
The table below lists the Selling Shareholders and other information regarding the beneficial ownership of the Common Shares by each of the Selling Shareholders. We have prepared the table based on information provided to us by the Selling Shareholders. The second column lists the number of Common Shares beneficially owned by each Selling Shareholder, based on its ownership of Notes and/or Warrants, as of May 1, 2007, assuming conversion of all Notes at an assumed conversion price of US$6.00 and exercise of the Warrants at an assumed exercise price of US$12.68 held by the Selling Shareholders on that date, without regard to any limitations on conversions or exercise.
The third column lists the Common Shares that may be offered pursuant to this prospectus supplement by the Selling Shareholders, if any.
This prospectus supplement generally covers the resale of at least the sum of (i) 135% of the number of Common Shares issuable upon conversion of the Senior Convertible Notes and the number of Common Shares issuable upon conversion of the Junior Convertible Notes, in each case assuming a conversion price of US$6.00, (ii) 150% of the actual number of Conversion Failure Shares issued or issuable pursuant to the Notes, if any, as of the trading day immediately preceding the applicable date of determination and (iii) 150% of the number of Common Shares issuable upon exercise of the related Warrants as of the trading day immediately preceding the date the registration statement is initially filed with the SEC. Because the conversion price of the Notes may be adjusted and the exercise price of the Warrants may be adjusted, the number of Common Shares that will actually be issued may be more or less than the number of Common Shares being offered by this prospectus supplement. The fourth column assumes the sale of all of the Common Shares offered by the Selling Shareholders pursuant to this prospectus supplement.
Under the terms of the Notes and the Warrants, a Selling Shareholder may not convert the Notes or exercise the Warrants to the extent such conversion or exercise would cause such selling shareholder, together with its affiliates and joint actors, to beneficially own a number of Common Shares which would exceed 9.99% (except for Radcliffe SPC, Ltd. and Capital Ventures International, for which such number is 4.99%) of our then outstanding Common Shares following such conversion or exercise, excluding for purposes of such determination Common Shares issuable upon conversion of the Notes which have not been converted and upon exercise of the Warrants which have not been exercised. The number of shares in the second column does not reflect this limitation. The Selling Shareholders may sell all, some or none of their Common Shares in this offering. See “Plan of distribution” in the prospectus.

		Maximum Number of Shares
		to be Sold Pursuant to this	Number of Shares
Name of Selling Shareholder	Number of Shares Beneficially Owned	Prospectus Supplement	Owned After Offering (1)
Hudson Bay Fund LP (2)	1,654,930	2,267,396	—
Hudson Bay Overseas Fund LTD (3)	2,193,746	3,005,619	—
J.P. Morgan Omni SPC, Ltd. — BIOV1 Segregated Portfolio (4)	3,848,676	5,273,014	—
Tang Capital Partners, LP	1,539,470	2,109,206	—
Enable Growth Partners LP	1,308,550	1,792,825	—
Enable Opportunity Partners LP	230,921	316,382	—
Radcliffe SPC, Ltd. for and on behalf of the Class A Segregated Portfolio	1,250,819	1,713,729	—
Capital Ventures International (5)	1,250,819	1,713,729	—

Selling Shareholders

JGB Capital L.P. (6)	474,643	593,214	—
JGB Capital Offshore Ltd. (7)	144,326	197,739	—
Iroquois Master Fund Ltd.	577,301	790,952	—
Portside Growth and Opportunity Fund (8)	962,168	1,318,252	—
Rodman & Renshaw, LLC (9)	189,274	283,911	—

(1)	This prospectus relates to the resale of Common Shares issuable upon conversion of the Notes, exercise of the Warrants and as damages for failure to deliver Common Shares upon conversion of the Notes. If all such Common Shares are sold, the Selling Shareholders will not hold any of our Common Shares.

(2)	Sander Gerber, Yoav Roth and John Doscas share voting and investment power over these securities. Each of Sander Gerber, Yoav Roth and John Doscas disclaim beneficial ownership over the securities held by Hudson Bay Fund LP. The Selling Shareholder is an “affiliate” of a U.S. registered broker-dealer and has represented that it acquired the securities offered for its own account in the ordinary course of business, and at the time it acquired the securities, it had no agreements, plans or understandings, directly or indirectly to distribute the securities.

(3)	Sander Gerber, Yoav Roth and John Doscas share voting and investment power over these securities. Each of Sander Gerber, Yoav Roth and John Doscas disclaim beneficial ownership over the securities held by Hudson Bay Overseas Fund LTD. The Selling Shareholder is an “affiliate” of a U.S. registered broker-dealer and has represented that it acquired the securities offered for its own account in the ordinary course of business, and at the time it acquired the securities, it had no agreements, plans or understandings, directly or indirectly to distribute the securities.

(4)	Sander Gerber, Yoav Roth and John Doscas share voting and investment power over these securities by virtue of the fact that Hudson Bay Capital Management LP acts as the investment advisor of J.P. Morgan Omni SPC, Ltd. — BIOV1 Segregated Portfolio. Each of Sander Gerber, Yoav Roth and John Doscas disclaim beneficial ownership over the securities held by J.P. Morgan Omni SPC, Ltd. — BIOV1 Segregated Portfolio. The Selling Shareholder is an “affiliate” of a U.S. registered broker-dealer and has represented that it acquired the securities offered for its own account in the ordinary course of business, and at the time it acquired the securities, it had no agreements, plans or understandings, directly or indirectly, to distribute the securities.

(5)	The Selling Shareholder is an “affiliate” of a U.S. registered broker-dealer and has represented that it acquired the securities being offered in the ordinary course of business and that at the time it acquired the securities it had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

(6)	Brett Cohen has voting and investment power over the securities held by JGB Capital Partners L.P. Brett Cohen disclaims beneficial ownership over the securities held by JGB Capital L.P.

(7)	Brett Cohen has voting and investment power over the securities held by JGB Capital Offshore Ltd. Brett Cohen disclaims beneficial ownership over the securities held by JGB Capital Offshore Ltd.

(8)	The Selling Shareholder is an “affiliate” of a U.S. registered broker-dealer and has represented that it acquired the securities being offered in the ordinary course of business and that at the time it acquired the securities it had no agreements or understandings, directly or indirectly, with any person to distribute the securities. The Selling Shareholder has represented that its broker-dealer affiliate will not sell any Common Shares purchased by the Selling Shareholder in this offering and will receive no compensation whatsoever in connection with sales of Common Shares purchased in this transaction. Ramius Capital Group, L.L.C. (“Ramius Capital”) is the investment adviser of Portside Growth and Opportunity Fund (“Portside”) and consequently has voting control and investment discretion over securities held by Portside. Ramius Capital disclaims beneficial ownership of the shares held by Portside. Peter A. Cohen, Morgan B. Stark, Thomas W. Strauss and Jeffrey M. Solomon are the sole managing members of C4S & Co., L.L.C., the sole managing member of Ramius Capital. As a result, Messrs. Cohen, Stark, Strauss and Solomon may be considered beneficial owners of any shares deemed to be beneficially owned by Ramius Capital. Messrs. Cohen, Stark, Strauss and Solomon disclaim beneficial ownership of these shares.

(9)	These Common Shares are issuable upon the exercise of Warrants issued to Rodman & Renshaw LLC, a U.S. registered broker-dealer, for acting as placement agent for the private placement of the Notes and Warrants.

Plan of distribution
The Selling Shareholders are entitled to the benefits of the Registration Rights Agreement, pursuant to which we agreed to file the prospectus as a base shelf prospectus under the Canadian shelf prospectus system, a registration statement including this prospectus with the SEC under the US Securities Act and this prospectus supplement covering resales of Common Shares in Canada and the United States.
This prospectus supplement has not been filed in respect of, does not qualify and may not be used in connection with any distribution of Common Shares in Quebec or in any other province or territory of Canada at any time.
This prospectus supplement is incorporated by reference into the prospectus for the purposes of securities legislation as of the date hereof and only for the purposes of the distribution of the Common Shares to which this prospectus supplement pertains.
We have registered the Common Shares issuable upon conversion of the Senior Convertible Notes and the Junior Convertible Notes and upon exercise of Warrant held by the Selling Shareholders as well as Conversion Failure Shares to permit the resale of these Common Shares by the Selling Shareholders from time to time after the date of this prospectus supplement. We will not receive any of the proceeds from the resale by the Selling Shareholders of the Common Shares. We will bear all fees and expenses incident to our obligation to register the Common Shares. We will, however, receive the proceeds from any exercise of the Warrants.
The Selling Shareholders may sell all or a portion of the Common Shares beneficially owned by them from time to time directly or through one or more underwriters, broker-dealers or agents. If the Common Shares are sold through underwriters or broker-dealers, the Selling Shareholders will be responsible for underwriting discounts or commissions or agent’s commissions. The Common Shares may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions,
>	on any United States securities exchange or quotation service on which the securities may be listed or quoted at the time of sale;
>	in the over-the-counter market;
>	in transactions otherwise than on these exchanges or systems or in the over-the-counter market;
>	through the writing of options, whether such options are listed on an options exchange or otherwise;
>	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;
>	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;
>	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;
>	an exchange distribution in accordance with the rules of the applicable exchange;
>	privately negotiated transactions;
>	short sales;
>	sales pursuant to Rule 144;
>	broker-dealers may agree with the Selling Shareholders to sell a specified number of such shares at a stipulated price per share;
>	a combination of any such methods of sale; and
>	any other method permitted pursuant to applicable law.
If the Selling Shareholders effect such transactions by selling Common Shares to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the Selling Shareholders or commissions from purchasers of the Common Shares for whom they may act as agent or to whom they may sell as principal (which discounts, concessions or commissions as to particular underwriters, broker-dealers or agents may be in excess of those customary in the types of transactions involved). In connection with sales of the Common Shares or otherwise, the Selling Shareholders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the Common Shares in the course of hedging in positions they assume. The Selling Shareholders may also sell Common Shares short and deliver Common Shares covered by this prospectus supplement to close out short positions and to return borrowed shares in connection with such short sales. The Selling Shareholders may also loan or pledge Common Shares to broker-dealers that in turn may sell such shares.
The Selling Shareholders may pledge or grant a security interest in some or all of the Senior Convertible Notes, Warrants, or Common Shares owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the Common Shares

Plan of distribution

from time to time pursuant to this prospectus supplement or any amendment to this prospectus supplement or an additional supplement to the prospectus under Canadian securities legislation and the US Securities Act, as amended, amending, if necessary, the list of Selling Shareholders to include the pledgee, transferee or other successors in interest as Selling Shareholders under this prospectus supplement. The Selling Shareholders also may transfer and donate the Common Shares in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus supplement.
The Selling Shareholders and any broker-dealer participating in the distribution of the Common Shares may be deemed to be “underwriters” for the purposes of applicable securities legislation, and any commission paid, or any discounts or concessions allowed to, any such broker-dealer may be deemed to be underwriting commissions or discounts under applicable securities legislation.
Under the securities laws of some states, the Common Shares may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the Common Shares may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.
There can be no assurance that any Selling Shareholder will sell any or all of the Common Shares registered pursuant to the shelf registration statement, of which the prospectus forms a part.
The Selling Shareholders and any other person participating in such distribution will be subject to applicable provisions of the Securities Exchange Act, as amended, and the rules and regulations thereunder, including, without limitation, Regulation M of the Securities Exchange Act, which may limit the timing of purchases and sales of any of the Common Shares by the Selling Shareholders and any other participating person. Regulation M may also restrict the ability of any person engaged in the distribution of the Common Shares to engage in market-making activities with respect to the Common Shares. All of the foregoing may affect the marketability of the Common Shares and the ability of any person or entity to engage in market-making activities with respect to the Common Shares.
We will pay all expenses of the registration of the Common Shares pursuant to the Registration Rights Agreement, estimated to be CDN$125,000 in total, including, without limitation, SEC filing fees and expenses of compliance with state securities or “blue sky” laws; provided, however, that the Selling Shareholders will pay all underwriting discounts and selling commissions, if any. We have agreed to indemnify the Selling Shareholders against liabilities, including some liabilities under Canadian securities legislation and the US Securities Act, in accordance with the Registration Rights Agreement, or the Selling Shareholders may be entitled to contribution. The Selling Shareholders have agreed to indemnify us against civil liabilities, including liabilities under Canadian securities legislation and the US Securities Act, that may arise from any written information furnished to us by the Selling Shareholders specifically for use in the prospectus or this prospectus supplement, in accordance with the related Registration Rights Agreement, or we may be entitled to contribution.
Once sold under the shelf registration statement, of which the prospectus forms a part, the Common Shares will be freely tradable in the United States in the hands of persons other than our affiliates.

5